NEWS RELEASE 05-32	November 10, 2005

FRONTEER ANNOUNCES THIRD QUARTER RESULTS

Fronteer Development Group Inc. (the Company") (TSX:FRG)(AMEX:FRG) reports its financial and operating results for the three month and nine month periods ended September 30, 2005. Details of the Company's financial results are described in the unaudited consolidated financial statements and Management's Discussion and Analysis. These and further details on each of the Company's projects and activities can be found on the Company's website http://www.fronteergroup.com and on SEDAR at http://www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Exploration projects

The 2005 drilling program on the Agi Dagi property in western Turkey commenced March 1, 2005. A total of 3,679 metres were drilled at Agi Dagi in the quarter and 7,765 metres drilled for the year to date, as compared to a budgeted total of 8,000 metres. In July 2005, the program was expanded to include an additional 2,000 metres of in-fill drilling and metallurgical testing of which 565 metres were drilled during the quarter. The Company is on plan and will complete the 10,000 metres of planned drilling by mid November 2005. Exploration expenditures on Agi Dagi for the quarter and for the nine months ended September 30, 2005 were $1,148,421 and $2,740,207 respectively out of a planned budget for the year of $3,600,000.

During the nine months ended September 30, 2005, the Company issued 50,000 common shares with a value of $105,500 to Teck Cominco Limited as required under the Agi Dagi option agreement and incurred $194,846 of staking costs to acquire additional ground in and around the original property area.

For the remainder of 2005, the Company plans to focus on completing the in-fill drilling, conducting resource modeling and metallurgical testing and will write a National Instrument 43-101 compliant resource report on the Agi Dagi property. At September 30, 2005, the Company has incurred approximately 71% of the U.S. $5,000,000 required to be spent on the Agi Dagi property in order to earn its 100% interest.

The 2005 drilling program on the Kirazli property in western Turkey commenced February 23, 2005. A total of 2,801 metres were drilled during the quarter and 6,847 metres drilled for the year to date. Budgeted metres for the 2005 program totaled 6,000 metres. Total exploration expenditures on Kirazli for the quarter were $600,089 and for the year to date were $1,966,059 out of a planned total budget for the year of $2,000,000. Year to date, the Company issued 25,000 common shares with a value of $52,750 to Teck Cominco Limited as required under the Kirazli option agreement. The Company anticipates continued drilling on Kirazli through early November with a total forecast of 7,250 metres drilled for the year, including one hole drilled for metallurgical testing.

Plans for the remainder of the year include preparation of a National Instrument 43-101 compliant resource report by year end. At September 30, 2005, the Company has incurred approximately 64% of the U.S. $3,000,000 required to be spent on the Kirazli property in order to earn its 100% interest.

During the quarter, the Company incurred costs on the Biga properties totaling $107,801, including acquisition costs, for a year to date total of $466,920 as compared to a budget for the year of $500,000. Year to date, the Company also issued 111,930 common shares with a value of $129,086 to Teck Cominco Limited as required under the Biga properties option agreement.

As of September 30, 2005, the Company has incurred approximately 19% of the U.S. $2,000,000 required to be spent on the Biga Properties in order to earn its 100% interest.

The Company’s 57% share of exploration expenditures in Labrador for the quarter was $1,484,190 and for the nine months ended September 30, 2005 totaled $1,775,523, net of cost recoveries. Included in the balance of exploration properties and deferred exploration expenditures is an additional $3,195,539, offset by a future income tax liability of $1,137,612, representing the balance of the purchase price allocation from the Company’s acquisition of an additional 5% interest in Aurora Energy Inc., a joint-venture company incorporated to hold the Central Mineral Belt uranium assets.

The Company anticipates completion of a National Instrument 43-101 compliant resource report on the Michelin Deposit, by the end of 2005.

During the quarter, the Company incurred expenditures totaling $272,663 on its wholly-owned mineral claims in Chiapas, Mexico. Year to date expenditures totaled $702,181. The initial budget of U.S. $500,000 has been expanded to accommodate follow up of results from the initial sampling program.

Subsequent to quarter end, the Company entered into an agreement with Minera Teck Cominco S.A de C.V, whereby the Company can acquire a 100% interest in both the Clara and San Pedro properties, located in the state of Jalisco, Mexico (see News release dated November 8, 2005).

As the Company has no immediate plans for exploration on the Company’s remaining properties in Ontario and the Northwest Territories, a total of $1,144,414 of deferred exploration expenditures were written-off during the quarter. Total write-downs for the year to date are $1,369,122 which also includes amounts for the Dixie Lake property, written-off in the second quarter.

Operating results

The Company’s loss before discontinued operations for the quarter ended September 30, 2005 was $1,808,660 or $0.04 per share compared to $605,258 or $0.02 per share for the same period in the prior year. The Company’s loss before discontinued operations for the nine months ending September 30, 2005 totaled $3,331,347 or $0.08 per share as compared to a loss before discontinued operations of $2,206,871 or $0.07 per share for the same period in the prior year. Contributing to the period over period difference was an increase in write-downs of exploration properties, stock-based compensation expense, wages and benefits expense, office and general expense, property investigation costs, listing and filing fees, and interest income, offset by a decrease in promotion and advertising costs and management fees and a future income tax recovery.

Stock-based compensation expense calculated using the Black Scholes model decreased to $133,035 for the quarter as compared to $436,686 for the same period in the prior year. Stock-based compensation expense for the nine months ended September 30, 2005 was $925,557 compared to $661,764 for the same period in 2004. The Company issued a further 50,000 stock options to an employee during the quarter and a total of 812,500 for nine months ended September 30, 2005.

Wages and benefits costs increased to $160,194 for the quarter and $467,324 for the nine months ended September 30, 2005 as compared to $99,678 and $197,422 respectively for the same periods in the prior year. In 2005, the Company has hired additional staff commensurate with the growth in the Company and incurred severance costs and salary increases. In addition, commencing January 1, 2005, the Company began to pay a quarterly fee to its Chairman and non-management directors. Wages and benefits paid to staff involved directly in exploration are included in exploration properties and deferred exploration expenditures when a specific exploration project can be identified.

Investor relations expense increased to $81,962 for the quarter and $242,266 for the nine months ended September 30, 2005 as compared to $16,396 in the quarter and $197,189 in the prior year. The increase in expense for the quarter is attributed to the timing of certain investor relations initiatives by the Company. Overall investor relations expense for the first nine months of 2005 is higher than the same period in 2004 as the company has contracted two investor relations consultants to assist in setting up meetings with institutional investors, which were not contracted in 2004.

Office and general expenses increased to $58,737 for the quarter and $160,342 for the nine months ended September 30, 2005 as compared to $15,711 and $38,479 respectively for the same periods in 2004. The increase in costs is consistent with the increase in activity level of the Company over the same periods in the prior year and the increase in staff levels along with higher insurance costs. In addition, costs were incurred with respect to opening offices in Turkey and Mexico.

The Company spent $81,990 investigating new property opportunities in the quarter and $150,965 for the first nine months of the year, compared to $5,638 and $68,466 respectively, for the same periods in of 2004.

Listing and filing fees, which includes transfer agent costs, increased to $9,858 for the quarter and $120,758 for the first nine months of 2005 as compared to $5,721 and $49,672 respectively, for the same periods in the prior year. The increase over the same quarter in 2004 is directly attributable to an increase in transfer agent fees, while the year over year change is attributable to the Amex listing fee and an increase in the basic Toronto Stock Exchange annual maintenance fee and an increase in transfer agent fees.

Interest income increased to $127,613 during the quarter and to $354,722 for the year to date as compared to $58,184 and $129,583 respectively for the same periods in the prior year. The increase is directly attributable to a higher average invested cash and short-term deposit balance in 2005.

Promotion and advertising costs increased to $160,899 for the quarter and decreased to $366,953 for the year to date as compared to $105,280 and $972,896 respectively for the same periods in the prior year. The year to date difference relates to a marketing campaign in the first and second quarter of 2004 totaling $766,277 that was not repeated in 2005.

During the first quarter of 2005, the Company formally renounced to shareholders the tax benefits of $1,100,000 of Canadian exploration expenses pursuant to an agreement from the October 2004 flow-through financing. As a result, the Company recognized the benefit of previously unrecognized future income tax assets in the amount of $391,600 to offset a future income tax liability arising when the Canadian exploration expenses were renounced.

The Company’s discontinued real estate joint-venture incurred $25,329 of warranty repairs during the quarter and year to date as compared to nil for the quarter and $6,148 for the same periods in the prior year. Warranty costs are incurred as issues are identified.

Total assets at September 30, 2005 increased to $34,130,300 from $14,558,608 at December 31, 2004, primarily as a result of the completion of the February 17, 2005 and May 25, 2005 financings and the exercise of warrants and options during the year to date, bringing in additional cash. Total cash flows from financing activities were $20,806,856 for the year to date compared to $9,319,770 for the same period in 2004.

Liquidity

The Company currently has no operating revenues other than interest income and relies primarily on equity financings as well as the exercise of warrants and options to fund its exploration and administrative operating costs.

The Company has no material off-balance sheet arrangements and no material capital lease agreements. The majority of the Company's expenditures on its properties are of a discretionary nature.

The Company has the following contractual obligations at September 30, 2005:

	Payments Due by Period

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$72,788	$53,049	$19,739	Nil	Nil
Exploration commitment (1)	U.S.$250,000	U.S.$250,000	Nil	Nil	Nil

(1)	The Company has a firm commitment to spend U.S. $250,000 on exploration of the San Pedro and Clara properties in Jalisco, Mexico by September 30, 2006.

At September 30, 2005, the Company had cash and short-term deposits on its balance sheet of $18,519,112 and working capital of $18,586,396 as compared to cash and short-term deposits of $9,574,921 and working capital of $9,323,034 at December 31, 2004. The change in cash and working capital of $8,944,191 and $9,263,362 respectively is primarily due to the receipt of proceeds of $20,806,856 from financing activities, including the exercise of stock options and warrants, offset by exploration expenditures of $9,952,110 and cash used in operations of $1,723,381 during the year to date.

Subsequent to quarter-end, the Company received a further $544,462 from the exercise of additional 454,569 warrants and employee stock options. The Company currently has cash and short-term deposits of approximately $17,400,000 on its balance sheet and working capital of approximately $18,000,000, including the Company’s 57% proportional interest of the cash and working capital of Aurora. At this time, the Company believes that this is sufficient to fund its currently planned exploration budgets and administrative operating costs for the next 12 months. The Company has exploration expenditures planned for the remainder of 2005 of approximately $200,000 on its Turkish properties, $670,000 for the Labrador properties and U.S. $60,000 in Mexico. The Company expects that cash flow used in operations will be approximately $275,000 for the remainder of 2005.

Capital resources

The Company has warrants and stock options outstanding which could potentially bring an additional $21,050,000 to the Company's treasury upon exercise. The Company has no outstanding debt facility upon which to draw.

Outlook

The Company is completing its exploration programs for 2005 and for the remainder of the year will focus its efforts on evaluating results, data interpretation and modeling and will work towards completing National Instrument 43-101 compliant resource estimates on the Agi Dagi and Kirazli properties in Turkey and the historic Michelin Deposit in Labrador. The Company also anticipates identifying drill targets on its Chiapas properties and newly optioned San Pedro and Clara properties in Mexico, by year end.

Over the next few months the Company will develop drill programs and exploration budgets for its properties with the goal of continuing to expand the resource in the Michelin Deposit and completing its expenditure requirement and earning 100% of the Agi Dagi and Kirazli properties in Turkey.

Mark O'Dea, President & CEO

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Sean Tetzlaff, CFO and Corporate Secretary

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. The above contains forward-looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward- looking statements. Such factors include, among others, risks related to international operations, risks related to joint-venture operations, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of gold and uranium, economic and political instability in Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in the Company’s latest Annual Information Form and Form 20-F on file with the Canadian Securities Commissions and United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.